SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.)*
Perpetua Resources Corp.
(Name of Issuer)
Common Shares without par value
(Title of Class of Securities)
714266103
(CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 17, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PFR Gold Holdings, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

20,929,280

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

20,929,280

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,929,280

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Partners L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,875,810

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,875,810

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,875,810 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PFR Gold Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

966,452 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

966,452

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

966,452

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson Advisers III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

21,895,732 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

21,895,732 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,895,732 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.8%

14.	TYPE OF REPORTING PERSON

IA

(1) See Note (1) in Item 5.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,875,810 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,875,810 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,875,810

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14.	TYPE OF REPORTING PERSON

IA

(1) See Note 2 to Item 5.

Item 1.	Security and Issuer.
This statement relates to the common shares without par value (the “Shares”), of Perpetua Resources Corp. (the “Issuer”). The Issuer’s principal executive office is located at 405 S. 8th Street, Ste. 201, Boise, Idaho 83702.
Item 2.	Identity and Background.
(a)            This Schedule 13D is being filed by (i) PFR Gold Holdings, LP, a Delaware limited partnership (“PFR Holdings”), (ii) Paulson Partners L.P., a Delaware limited partnership (“Paulson Partners”), (iii) PFR Gold Fund, L.P., a Delaware limited partnership (“PFR Fund”), (iv) Paulson Advisers III LLC, a Delaware limited liability company (“Paulson Advisers”), and (v) Paulson & Co. Inc., a Delaware corporation (“Paulson & Co.”, and together with PFR Holdings, Paulson Partners,  PFR Fund, and Paulson Advisers, collectively, the “Reporting Persons”).
(b)            The principal business address for each of the Reporting Persons is 1133 Avenue of the Americas, New York, New York 10036.
(c)            The principal business of each of PFR Holdings, Paulson Partners and PFR Fund is acquiring, holding and disposing of investment securities.
The principal business of Paulson Advisers is serving as the general partner of or similar entity of related entities, including PFR Holdings and PFR Fund.
The principal business of Paulson & Co. is serving as a general partner of or similar entity of related entities, including Paulson Partners.
Information regarding the directors, executive officers and/or control persons of the Reporting Persons (collectively, the “Instruction C Persons”) is set forth in Schedule A attached hereto.
(d)-(e) During the last five years, none of the Reporting Persons nor the Instruction C Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Each of PFR Holdings, Paulson Partners and PFR Fund is a Delaware limited partnership. Paulson Advisers is a Delaware limited liability company. Paulson & Co. is a Delaware corporation.  Each of the Instruction C Persons are citizens of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
All of the Shares to which this Schedule 13D relates were purchased on behalf of the Reporting Persons that directly hold such Shares using the working capital or personal funds of the respective Reporting Persons.  The aggregate amount of funds used for the purchase of the securities reported herein was approximately $86,941,439.13, excluding commissions.
Item 4.	Purpose of Transaction.
The Reporting Person acquired the securities disclosed herein based on the Reporting Person’s belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
Paulson & Co. is a party to that certain amended and restated investor rights agreement dated March 17, 2020, filed as Exhibit 99.50 to the Issuer’s Form 40-F filed with the Securities and Exchange Commission on September 23, 2020 (as amended, the “Investor Rights Agreement”). Prior to the date hereof, the Reporting Persons exercised their right to appoint two members to the Issuer’s Board of Directors (the “Board”) by appointing Marcelo Kim and Christopher Papagianis to the Board, and the Issuer made Mr. Kim’s appointment to the Board effective in September 2016 and Mr. Papagianis’s appointment to the Board effective in May 2020.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.
The Reporting Persons are making this filing solely because they exercised the pre-emptive rights under the Investor Rights Agreement. The Reporting Persons are long-term investors in the Issuer and do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.
Item 5.	Interest in Securities of the Issuer.
(a)            As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 24,771,542 Shares.  The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 62,932,442 Shares outstanding as of the close of business on August 24, 2021, based on information provided by the Issuer to the Reporting Persons. As of the date hereof, the Reporting Persons collectively may be deemed to have beneficially owned approximately 39.4% of the outstanding Shares.
(b)            Number of Shares as to which PFR Holdings has:
(i) Sole power to vote or direct the vote: 20,929,280 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 20,929,280 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
Number of Shares as to which Paulson Partners has:
(i) Sole power to vote or direct the vote: 2,875,810 (see Note 2).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 2,875,810 (see Note 2).
(iv) Shared power to dispose or direct the disposition: 0
Number of Shares as to which PFR Fund has:
(i) Sole power to vote or direct the vote: 966,452 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 966,452 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
Number of Shares as to which Paulson Advisers has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 21,895,732 (see Note 1).

(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 21,895,732 (see Note 1).
Number of Shares as to which Paulson & Co. has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,875,810 (see Note 2).
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,875,810 (see Note 2).
(c)            Except as set forth on Schedule 1 hereto, the Reporting Person has not entered into any transactions in the Shares during the past sixty days
(d)            See Note 1 and Note 2.
(e)            Not applicable.
Note 1: Paulson Advisers furnishes investment advice to and manages PFR Holdings and PFR Fund.  In its role as general partner, Paulson Advisers possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by PFR Holdings and PFR Fund. The pecuniary interest of all securities reported in this Schedule is owned by PFR Holdings and PFR Fund. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson Advisers disclaims beneficial ownership of all securities reported in this Schedule 13D.
Note 2: Paulson & Co. furnishes investment advice to and manages Paulson Partners.  In its role as general partner, Paulson & Co. possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by Paulson Partners. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson & Co. disclaims beneficial ownership of all securities reported in this Schedule 13D.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
See Item 4.
The Reporting Persons have entered into a joint filing agreement, dated as of August 27, 2021, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Ex. 99.1	Joint Filing Agreement to Schedule 13D by and among PFR Gold Holdings, LP, Paulson Partners L.P., PFR Gold Fund, L.P., Paulson Advisers III LLC, and Paulson & Co. Inc. dated as of August 27, 2021.

Ex. 99.2
Amended and Restated Investor Rights Agreement dated March 17, 2020 (incorporated by reference to Exhibit 99.50 to the Issuer’s Form 40-F, filed with the Securities Exchange Commission on September 23, 2020).

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  August 27, 2021

PFR GOLD HOLDINGS, LP

By:	Paulson Advisers III LLC, its general partner

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

PAULSON PARTNERS L.P.

By:	Paulson & Co. Inc., its general partner

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

PFR GOLD FUND, L.P.

By:	Paulson Advisers III LLC, its general partner

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

PAULSON ADVISERS III LLC

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

PAULSON & CO. INC.

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

SCHEDULE A
INFORMATION REGARDING THE INSTRUCTION C PERSONS
The following table sets forth the name, title, principal occupation, business address and place of employment of each of the executive officers and directors of Paulson Advisers and Paulson & Co. Inc.
Name	Title and Principal Occupation	Business Address and Place of Employment
John Paulson	President, Director, Portfolio Manager of Paulson Advisers and Paulson & Co.	1133 Avenue of the Americas New York, NY 10036

SCHEDULE 1
PFR Holdings Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shares Bought/(Sold)	Approx. price ($) per Share

8/17/2021	Common Shares	960,000	$5.25

Paulson Partners Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shares Bought/(Sold)	Approx. price ($) per Share

8/17/2021	Common Shares	2,875,810	$5.25

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares without par value of Perpetua Resources Corp.  as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 27, 2021

PFR GOLD HOLDINGS, LP

By:	Paulson Advisers III LLC, its general partner

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

PAULSON PARTNERS L.P.

By:	Paulson & Co. Inc., its general partner

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

PFR GOLD FUND, L.P.

By:	Paulson Advisers III LLC, its general partner

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

PAULSON ADVISERS III LLC

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory

PAULSON & CO. INC.

By:	/s/ Stuart Merzer
	Name:	Stuart Merzer
	Title:	Authorized Signatory